Pricing Supplement Addendum dated February 27, 2009
to Pricing Supplement dated June 10, 2008
to Prospectus Addendum dated December 12, 2007
to Prospectus Supplement dated October 12, 2007
and Prospectus dated April 5, 2006



Linked to the S&P Commodity Trends Indicator — Total Return
Due June 16, 2023

Issuer:	HSBC USA Inc.
CUSIP Number:	4042EP 602
Principal Amount of Securities:	$2,500,000
Public Offering Price:	$10.76 per Security.
Trade Date:	February 25, 2009.
Settlement Date:	March 2, 2009.
Agent:	HSBC Securities (USA) Inc., an affiliate of the Issuer.
Proceeds to Issuer:	100%.
Agent's Discount and Commission:	0%. For a further description of the fees and commissions payable pertaining to the Securities please see the section entitled "Supplemental Plan of Distribution" in the accompanying pricing supplement.

You may lose some or all of your principal if you invest in the Securities. See "Risk Factors" beginning on page PS-11 of the accompanying pricing supplement for risks relating to an investment in the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement addendum is truthful or complete. Any representation to the contrary is a criminal offense. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities Offered	Amount To Be Registered	Maximum Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee [1]
Elements Linked to the S&P Commodity Trends Indicator — Total Return, Due June 16, 2023	$2,500,000.00	107.60%	$2,690,000.00	$105.72

[1] Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.